EXHIBIT 4.8

Joint Venture Corporation
“Dongguan Kwan Hong Electronics Company Limited”
Supplementary Agreement Five
(Translation)

Dongguan Cheung On Lan Hong Electronics Development Company (“Original Party A”) and Integrated International Limited (“Party B”) established the joint venture corporation, Dongguan Kwan Hong Electronics Company Ltd (“Joint Venture Corporation”) in Cheung On, Dongguan. The Joint Venture Corporation is approved by the Dongguan Foreign Economic Bureau under the approval document [1997] No.164. The original cooperation agreement and supplementary agreements have been filed with the relevant Commercial and Customs departments for records. For the purpose of business development and with the consent of the Board of Directors, the following supplementary terms are supplemented:

1.	Original Party A withdraws from the Joint Venture Corporation and stops providing cooperation conditions to the Joint Venture Corporation, and transfer all its equity interest in the Joint Venture Corporation to Dongguan Hong Xin Electronics Company Limited (“Party A”). Party A would settle RMB2,000,000 (TWO MILLION RENMINBI) to Original Party A within one month upon the issuance of new Business License amended for the change in ownership. After the share ownership transfer, the total investment in the Joint Venture Corporation remains at HKD44,200,000 (FORTY FOUR MILLION TWO HUNDRED THOUSAND HONG KONG DOLLARS), which included investment by import equipments of HKD28,400,000 (TWENTY EIGHT MILLION FOUR HUNDRED THOUSAND HONG KONG DOLLARS), investment by equipments purchased in China of HKD3,000,000 (THREE MILLION HONG KONG DOLLARS) and cash investment OF HKD12,800,000 (TWELVE MILLION EIGHT HUNDRED THOUSAND HONG KONG DOLLARS). The registered capital is HKD44,200,000 (FORTY FOUR MILLION TWO HUNDRED THOUSAND HONG KONG DOLLARS) which included investment by import equipments of HKD28,400,000 (TWENTY EIGHT MILLION FOUR HUNDRED THOUSAND HONG KONG DOLLARS) and cash investment of HKD15,800,000 (FIFTEEN MILLION EIGHT HUNDRED THOUSAND) invested by Party B. Party A provides by leasing premises with manufacturing space of 8,000 square meters and dormitory of 5,000 square meters as the joint venture cooperation terms. Party A and Party B would share in the ratio of 15% and 85% respectively, the earnings, risk and deficit of the Joint Venture Corporation.

Registered address of Party A: Dongguan Lui Po Liu Oi Hong Village,

Legal representative: Wong Kin Cheng, Nationality: Chinese

2.	The Joint Venture Corporation would reorganize its Board of Directors: Total of 3 members, one from Party A, two from Party B. President from Party B and Vice-president from Party A. (Please refer to the list of Board members for detail)

3.	For other items, it should follow the terms stipulated in the original cooperation agreement and supplementary agreements.

This supplementary agreement is effective upon the signing by respective legal representative with the Company chops of Original Party A, Party A and Party B and the approval by relevant government departments.

Party A: Dongguan Hong Xin Electronics Company Limited (Chop)
Legal representative: (Signed)

Party B: Integrated International Limited (Chop)
Legal representative: (Signed)

Original party A: Dongguan Cheung On Lan Hong Electronics Development Company (Chop)
Legal representative: (Signed)

Date: 17 May 2004